UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-36206

BIT Mining Limited

Units 813 & 815, Level 8, Core F,

Cyberport 3, 100 Cyberport Road,

Hong Kong

(852) 5987 5938

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

The documents attached as exhibits 99.1 and 99.2 to this Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on July 30, 2021 (Registration No. 333-258329) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Exhibit 99.1 – Loto Interactive Limited Audited Consolidated Financial Statements for the Year Ended 31 December 2021

Exhibit 99.2 – Alliance International Technologies Limited (formerly, Blockchain Alliance Technologies Limited) Combined Financial Statements As of December 31, 2020 and for the Year Ended December 31, 2020 and the Period from January 1, 2021 to April 15, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT Mining Limited

By:	/s/ Xianfeng Yang
Name:	Xianfeng Yang
Title:	Chief Executive Officer

Date: April 25, 2022